FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Nautilus Minerals Inc. (the “Company”)
Suite 1400 – 400 Burrard Street
Vancouver, BC
V6C 3A6

ITEM 2.	DATE OF MATERIAL CHANGE

2 February 2015

ITEM 3.	NEWS RELEASE

Issued 2 February 2015 and distributed through the facilities of Marketwired.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Following the Company’s discovery of a cyber attack resulting in the payment of a US$10M deposit to a bank account believed to be that of Marine Assets Corporation (“MAC”), but which MAC has advised was not its account, the Company has pre-paid US$10M of the US$18M charterer’s guarantee that under the terms of the vessel charter agreement was to be provided to MAC on the delivery of the vessel.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

See news release attached as Schedule "A".

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:	Shontel Norgate, Chief Financial Officer
Telephone:	+61 (7) 3318-5555

ITEM 9.	DATE OF REPORT

4 February 2015

Schedule "A"

Press Release

Number 2015 – 02

Nautilus part pays charterer’s guarantee

Toronto Ontario, February 2, 2015 - Nautilus Minerals Inc. (TSX:NUS, OTCQX: NUSMF) (Company or Nautilus) announces it has pre-paid US$10M of the US$18M charterer’s guarantee that was to be provided to Marine Assets Corporation (MAC) on the commencement of the charter of the vessel, which is to be first deployed for use at the Company’s Solwara 1 Project.

Under the terms of the Company’s vessel charter agreement with MAC, the Company agreed to pay MAC a US$10M deposit (Deposit) after the contract for the construction of the vessel between MAC and Fujian Mawei Shipbuilding Ltd (Shipbuilding Contract) became effective by the payment of the first installment in late November 2014.

In December 2014, it was discovered that the Company and MAC had been victims of a cyber attack by an unknown third party and as a result, the Company paid the Deposit to a bank account which it believed to be MAC’s, but which MAC has advised was not its account.

The matter was promptly referred to the police authorities in the relevant jurisdictions and an investigation is underway. The Company has also engaged a cyber security firm to ensure the ongoing security of its and MAC’s networks and to investigate the source of the cyber attack. MAC and the Company are co-operating with each other and the authorities to facilitate the timely resolution of the investigations.

In the circumstances, the Company has agreed to pre-pay US$10M of the charterer’s guarantee on the basis that: (i) the remaining US$8M of the charterer’s guarantee will be provided to MAC by the Company on the commencement of the charter of the vessel; and (ii) the parties have agreed to determine how to proceed in relation to the Deposit following the conclusion of the investigations, which may take some months.

In the meantime, the construction of the vessel continues in accordance with the terms of the Shipbuilding Contract and the Company continues to progress all aspects of the Solwara 1 Project, so that it can achieve its goal of making seafloor mining a reality by early 2018.

Links:

http://www.nautilusminerals.com/s/Media-NewsReleases.asp?ReportID=682236

http://www.nautilusminerals.com/s/Media-NewsReleases.asp?ReportID=685730

For more information please refer to www.nautilusminerals.com or contact:

Investor Relations	Principal American Liaison
Nautilus Minerals Inc. (Toronto)	Cowen and Company
Email: investor@nautilusminerals.com	599 Lexington Avenue
Tel: +1 (416) 551 1100	New York, NY 10022
otcqxrequest@cowen.com

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Neither the TSX nor the OTCQX accepts responsibility for the adequacy or accuracy of this press release.

Certain of the statements made in this news release may contain forward-looking information within the meaning of applicable securities laws, including statements with respect to the agreement between the Company and MAC, the respective obligations there under, the conclusion of the investigation into the cyber attack and the implications arising from the Deposit mistakenly paid by the Company to an unknown third party. We have made numerous assumptions about such statements. Even though our management believes the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that they will prove to be accurate. Forward-looking information by its nature involves known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking information. Please refer to our most recently filed Annual Information Form in respect of material assumptions and risks related to the prospects of extracting minerals from the seafloor. With respect to the arrangement with MAC, the Company is assuming that the parties will observe their obligations, that the investigation into the cyber attack will reach a timely conclusion and that MAC and the Company can agree how to proceed in relation to the Deposit. Risks related to such arrangement include the failure to conclude the investigation into the cyber attack, the inability to reach agreement with MAC as to the Deposit, the insolvency of MAC or the Shipyard and other events which may cause a delay to the delivery of the vessel. Except as required by law, we do not expect to update forward-looking statements and information as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada.

About Nautilus Minerals Inc.

Nautilus is the first company to explore the ocean floor for polymetallic seafloor massive sulphide deposits. Nautilus was granted the first mining lease for such deposits at the prospect known as Solwara 1, in the territorial waters of Papua New Guinea, where it is aiming to produce copper, gold and silver. The company has also been granted its environmental permit for this site.

Nautilus also holds approximately 450,000 km2 of highly prospective exploration acreage in the western Pacific; in PNG, the Solomon Islands, Fiji, Vanuatu and Tonga, as well as in international waters in the eastern Pacific.

A Canadian registered company, Nautilus is listed on the TSX:NUS stock exchange and OTCQX:NUSMF. Its corporate office is in Brisbane, Australia. Its major shareholders include MB Holding Company LLC, an Oman based group with interests in mining, oil & gas, which holds a 28.14% interest, Metalloinvest, the largest iron ore producer in Europe and the CIS, which has a 20.89% holding and global mining group Anglo American, which holds a 5.99% interest (each on a non- diluted basis, excluding loan shares outstanding under the Company’s share loan plan).

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